

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 6, 2017

Timothy J. Hassett
Chief Executive Officer
Cool Technologies, Inc.
8875 Hidden River Parkway, Suite 300
Tampa, Florida 33637

> **Re:** **Cool Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 13, 2017**
> **File No. 333-216023**

Dear Mr. Hassett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

Bellridge Transaction, page 7

1.	In each instance where you disclose that the Equity Purchase Agreement with Bellridge Capital, LP provides that Bellridge is committed to purchase up to $5 million of your common stock, please include a discussion of the likelihood that the company will ever receive the full amount of proceeds available under the agreement. Disclose the total number of shares you would have to issue at the current stock price and trading volume in order to have access to the full amount under the Equity Purchase Agreement and compare that number to the number of shares you have registered and thus would be able to issue and the resulting net proceeds you could receive. In disclosing the net proceeds you could receive, quantify any fees and commissions that you have paid or will pay.

2. Please disclose that the purchase price of the shares under the Equity Purchase Agreement with Bellridge is the average of the lowest trade price of your common stock during the ten trading days immediately prior to each draw down notice plus a 20% discount.

3. Please clarify that, although Bellridge may not purchase shares pursuant to each advance amounting to more than 4.99% beneficial ownership of the company's then-outstanding shares, this restriction does not prevent Bellridge from selling some of its holdings and then receiving additional shares. In this way, Bellridge could sell more than the 4.99% limit while never holding more than the limit.

Risk Factors, page 8

The Company must obtain approval from FINRA to effectuate a 1:15 reverse stock split by February 15, 2017, page 16

4. On pages 16 and 24, you state that you were required to obtain FINRA approval to effectuate a 1:15 stock split by February 15, 2017 or you would be in breach of the terms of its Equity and Note Purchase Agreements with Bellridge. Please update your disclosure to state whether you have received FINRA approval and whether you are in breach of the Equity and Note Purchase Agreements with Bellridge. Also update your disclosure on pages 6 and 42 to discuss your recent shareholder consent to increase your authorized stock from 140 million to 350 million and whether you still intend to effect the reverse stock split.

Note Purchase Agreement and Notes, page 23

5. We note that under the note purchase agreement with Bellridge the conversion rate for the notes is linked to the market price of the common stock. In our view, where an equity line investor holds additional securities that are convertible or exercisable into the company's common stock, such securities must be convertible or exercisable at a fixed price that is not nominal. Otherwise we would view the convertible securities as being offered and sold as part of a single transaction, and as a consequence, the transaction would fall outside the allowable conditions for "indirect primary offerings" of equity line transactions. In this regard, since the promissory note is inseparable from the equity line transaction, Bellridge would have the ability to determine the timing and pricing of common stock issuable on exercise or conversion that would be considered part of the equity line transaction. Therefore, we would not view the company as having a completed private placement with respect to the equity line agreement. Since you are not eligible to conduct a primary, at-the-market offering, you cannot register the shares to be issued to Bellridge prior to their issuance. Therefore, please withdraw your registration statement for this offering. Instead, you may register the resale of the shares issued under the equity purchase agreement after each put.

6.   Please include in your disclosure a representation that (i) you have the ability to repay the Bellridge promissory notes referenced in your filing without recourse to the monies received or to be received under the equity purchase agreement and (ii) the amount of indebtedness will not be reduced or relieved by the issuance of shares under the equity purchase agreement.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40</u>

7.   We note that you indicate at page 41 that you have not yet generated any revenue, but hope to generate positive cash flow by the end of 2017. We also note that you have provided a recent developments section. This recent developments section, however, is mostly an overview of your recent financing activities. Consider expanding your overview section in your MD&A for the year ended December 31, 2016 to discuss your progress in securing customers and/or generating and executing a marketing strategy.

<u>Financial Statements</u>

8.   Please update your financial statements to include your results for the fiscal year ended December 31, 2016. Revise your registration statement where appropriate to discuss these results. Refer to Section 8.08(b) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications